RESCISSION AGREEMENT
and
MUTUAL RELEASE

BETWEEN: **Defense Technologies International Corp. (formerly Canyon Gold Corp.)**
4730 South Fort Apache Road, Ste. 300, Las Vegas, NV 89147.

(Hereinafter referred to as "**DTII**")

AND: **DEFENSE TECHNOLOGY CORPORATION, LLC.**
760 Anclote Road, Suite D, Tarpon Springs, Florida, 34689

AND: **Jeffrey Vanalstine**
760 Anclote Road, Suite D, Tarpon Springs, Florida, 34689

(Hereinafter jointly referred to as "**DTC**")

WHEREAS, DTII and **DTC** on October 5, 2015 executed a Definitive Agreement whereby **DTII** acquired 100% of the outstanding stock of **DTC**, and

WHEREAS, DTC is unable to provide the required Audit to **DTII,** and

WHEREAS, the Auditors of **DTII** are unable to sign off on the **DTC** Audit, and

WHEREAS, due to the pending and yet unresolved litigation by the State of Florida with the previous sole Director and Officer, of **DTC** John Simpson, **DTII** is unable to complete and file the required audit to close the Definitive Agreement between **DTII** and **DTC** as required by the US Securities and Exchange Commission.

THEREFORE, DTII and **DTC** herewith agree to rescind and cancel the Definitive Agreement entered into on October 5, 2015 and deemed null and void, as well as any and all additional Agreements, Amendments, Extensions or Contracts entered into between the **DTII** and **DTC** and any and all terms, conditions, commitments and obligations of the Definitive Agreement and additions thereto including but not limited to the following:

a) that Jeffrey Vanalstine shall retain the one share of common voting stock of DTC, representing the 100% ownership interest in DTC.

a) that DTII will not issue any shares of DTII common voting stock as set forth and issuable under the terms of the Definitive Agreement, including any shares that may have been issuable upon conversion of certain DTC notes payable, or any shares of DTII Preferred Convertible Series 'B' stock that may have been issuable under the Definitive Agreement, and

b) that DTC shall retain ownership of the Asset and technologies as described in the Definitive Agreement

THEREFORE, subject to a) b) and c) above **DTII** and **DTC** herewith agree to a **Mutual Release** as follows:

WITNESSETH that in consideration of the sum of $ 1.00 and other good and valuable consideration (the sufficiency whereof is hereby acknowledged), **DTII** and **DTC** do hereby agree to cancel any and all agreements or contracts executed between **DTII** and **DTC** as entered into between the parties and do hereby agree to release the other, their directors, officers, administrators, heirs, executors, administrators, successors and assigns and each of their estates and effects from all sums of money, debts, dues, contracts, agreements, covenants, bonds, actions, proceedings, claims and demands whatsoever which either of the said parties herein now has or may have against the other for or by reason of any act, agreement, commitment, matter, cause or thing whatsoever concerning the above parties.

This Rescission Agreement and Mutual Release shall take effect and be binding upon both parties effective immediately.

In witness whereof the parties hereto have executed this Rescission Agreement and Mutual Release as of this 17th Day of October, 2016.

Defense Technologies International Corp.



_____
Merrill W. Moses, President and CEO

Defense Technology Corporation



_____
Jeffrey Vanalstine, Pres. & Chairman



_____
Jeffrey Vanalstine,
Sole Shareholder of DTC